Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Announces First Quarter Results

Provides Second Quarter and Updated Full Year Guidance

HOUSTON, TX, May 24, 2007 -- Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the first quarter ended May 5, 2007 increased 4.3% to $358.2 million from $343.5 million for last year's first quarter ended April 29, 2006. Comparable store sales for the quarter grew 0.1% versus an increase of 3.2% for the prior year period. The Company noted that last year's sales included inventory liquidation sales of $18.2 million, generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores.

The Company reported first quarter net income of $9.1 million, or $0.20 per diluted share, compared to $9.0 million, or $0.21 per diluted share, last year. This year's results include a gain of $1.7 million, or $0.04 per diluted share, related to the March 2004 sale of the Peebles private label credit card portfolio. The gain was a result of the portfolio achieving a yield during the three year measurement period beginning in March 2004 and ending in March 2007 that was higher than the defined portfolio yield benchmark contained in the credit card portfolio sales agreement. The prior year first quarter included charges of $0.4 million, or $0.01 per diluted share, related to the B.C. Moore acquisition, transition and integration.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We began the first quarter with great anticipation, and initially projected that we would achieve much stronger results. Unfortunately, unseasonably cool and rainy weather conditions persisted in our market areas throughout much of April, which reduced demand for our spring and summer goods, and caused us to miss our sales projections for the quarter. These cool and rainy weather conditions also resulted in an unfavorable merchandise sales mix, which produced lower than anticipated gross margins.

"On the bright side, we did have some notable accomplishments during the first quarter. Our Peebles division posted comparable store sales increases in the low double-digits.

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Two of our categories of business, dresses and cosmetics, also achieved double-digit comparable store sales increases of 14.0% and 13.6%, respectively. In addition, our accessories, misses sportswear, petites and plus sizes categories all achieved comparable store sales growth during the quarter. We expanded our cosmetics offerings during the quarter with the installation of seven new Estee Lauder and six new Clinique counters. With regard to our store-based activity, we opened twelve new stores, relocated two stores and expanded one store. Work progressed on our site selection process for our third distribution center, and based on our progress made during the quarter, we remain on schedule to have our SAS/MarketMax planning and allocation systems installed and operational by this fall. Lastly, we spent $9.1 million during the quarter, repurchasing just over 411,000 shares of our common stock.

"As we enter the second quarter, we believe that our merchandise inventories are at appropriate levels. Our merchants have done an outstanding job in stocking our stores with desirable spring and summer merchandise, and the weather has been improving, which helps stimulate sales of our seasonal goods. We look forward to opening three new stores during the second quarter, and we anticipate making additional progress on our key strategic operating initiatives," Mr. Scarborough concluded.

Stock Repurchase Activity

The Company also reported today that, for the first quarter, it repurchased 411,462 shares of its common stock at a total cost of approximately $9.1 million. The Company noted that the shares were repurchased under its current $50.0 million Stock Repurchase Program.

Fiscal 2007 - Second Quarter and Updated Full Year Outlook

2nd Quarter 2007:
The Company provided the following guidance for the second quarter ending August 4, 2007:

	2Q 2007 OUTLOOK		2Q 2006 ACTUAL
Sales ($mm)	$377.0 -	$385.0	$362.1
Net Income ($mm)	$11.3 -	$12.5	$3.9
Diluted EPS	$0.25 -	$0.28	$0.09
Diluted Shares (m)	44,666		43,542

--more--

In issuing its second quarter guidance, the Company provided the following additional information:

- comparable store sales assumption – low to mid single digits,
- 2Q 2007 results are expected to benefit from higher comparable store sales, and improved gross margins, at the Peebles division due to those stores operating with lower than desired merchandise levels during the prior year second quarter, as well as an expected increase in sales in the Stage division due to the calendar shift in the Texas Sales Tax Holiday weekend from the August period last year to the July period this year,
- 2Q 2006 results included income of $0.03 per diluted share related to reimbursements received by the Company for its 2005 hurricane related losses, an estimated net loss of $(0.04) per diluted share related to the B.C. Moore acquisition and charges of $(0.05) per diluted share for the cumulative effect on prior years of the correction of an accounting error related to the deferral of credits received from vendors for handling charges at the Company's distribution centers.

FY 2007:
The Company provided the following updated guidance for the 2007 fiscal year ending February 2, 2008 to include actual first quarter results:

	FY 2007 OUTLOOK		FY 2006 ACTUAL
Sales ($mm)	$1,592.0 - $1,626.0		$1,550.2
Net Income ($mm)	$58.8 - $62.5		$55.3
Diluted EPS	$1.33 - $1.41		$1.25
Diluted Shares (m)	44,266		44,111

In updating its fiscal 2007 full-year guidance, the Company provided the following additional information:

- comparable store sales assumption – low single digits,
- this year's results include a gain related to the March 2004 sale of the Peebles private label credit card portfolio of $0.04 per diluted share.

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Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its first quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1129. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, June 1, 2007.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 667 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's earnings outlook for the second quarter of the 2007 fiscal year and full 2007 fiscal year, as well as comments regarding the number of stores that the Company intends to open in the second quarter. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirteen Weeks Ended May 5, 2007		Thirteen Weeks Ended April 29, 2006	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 358,244	100.0%	$ 343,541	100.0%
Cost of sales and related buying, occupancy and distribution expenses	259,919	72.6%	243,871	71.0%
Gross profit	98,325	27.4%	99,670	29.0%
Selling, general and administrative expenses	82,288	23.0%	83,633	24.3%
Store pre-opening costs	755	0.2%	815	0.2%
Interest expense, net of interest income of $0 and $100, respectively	769	0.2%	807	0.2%
Income before income tax	14,513	4.1%	14,415	4.2%
Income tax expense	5,406	1.5%	5,370	1.6%
Net income	$ 9,107	2.5%	$ 9,045	2.6%

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.21		$ 0.23	
Basic weighted average shares outstanding	43,507		39,880	
Diluted earnings per share	$ 0.20		$ 0.21	
Diluted weighted average shares outstanding	44,790		43,500	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(Unaudited)

	May 5, 2007	February 3, 2007
ASSETS		
Cash and cash equivalents	$ 20,406	$ 15,866
Merchandise inventories, net	366,937	332,763
Current deferred taxes	23,166	23,231
Prepaid expenses and other current assets	21,753	42,512
Total current assets	432,262	414,372
Property, equipment and leasehold improvements, net	281,513	278,839
Goodwill	95,374	95,374
Intangible asset	14,910	14,910
Other non-current assets, net	24,498	21,491
Total assets	$ 848,557	$ 824,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 102,203	$ 85,477
Current portion of debt obligations	90	86
Accrued expenses and other current liabilities	61,974	75,141
Total current liabilities	164,267	160,704
Debt obligations	24,869	16,528
Other long-term liabilities	80,825	76,346
Total liabilities	269,961	253,578
Commitments and contingencies		
Common stock, par value $0.01, 64,603 shares authorized,		
54,982 and 54,343 shares issued, respectively	550	543
Additional paid-in capital	472,274	462,745
Less treasury stock - at cost, 11,119 and 10,708 shares, respectively	(174,377)	(165,094)
Accumulated other comprehensive loss	(1,908)	(1,908)
Retained earnings	282,057	275,122
Stockholders' equity	578,596	571,408
Total liabilities and stockholders' equity	$ 848,557	$ 824,986

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Thirteen Weeks Ended May 5, 2007	Thirteen Weeks Ended April 29, 2006
Cash flows from operating activities:		
Net income	$ 9,107	$ 9,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,546	11,085
Deferred income taxes	(520)	(6,071)
Stock-based compensation tax benefits	3,448	1,075
Stock-based compensation expense	1,521	1,025
Amortization of debt issue costs	100	112
Excess tax benefits from stock based compensation	(3,400)	(998)
Construction allowances from landlords	2,786	2,524
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(34,174)	(51,999)
Decrease in other assets	18,217	21,232
Increase in accounts payable and other liabilities	8,909	15,133
Total adjustments	8,433	(6,882)
Net cash provided by operating activities	17,540	2,163
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(17,888)	(14,080)
Acquisition of B.C. Moore, net of cash acquired	-	(35,622)
Proceeds from sale of property and equipment	31	-
Net cash used in investing activities	(17,857)	(49,702)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	8,365	41,540
Repurchases of common stock	(9,283)	(7,124)
Debt obligations	(20)	(17)
Exercise of stock options and warrants	4,567	1,863
Excess tax benefits from stock based compensation	3,400	998
Cash dividends	(2,172)	(665)
Net cash provided by financing activities	4,857	36,595
Net increase (decrease) in cash and cash equivalents	4,540	(10,944)
Cash and cash equivalents:		
Beginning of period	15,866	33,683
End of period	$ 20,406	$ 22,739